15049221

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 03 2015
WASH. D.C.
201

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44622

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 there under

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Payden & Rygel Distributors

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 South Grand Avenue, 32nd Floor
(No. and Street)

Los Angeles	California	90071
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bradley Hersh 213-625-1900
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

725 South Figueroa Street	**Los Angeles**	**CA**	**90017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ✓ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MM

FW 3/17

OATH OR AFFIRMATION

I, Bradley Hersh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Payden & Rygel Distributors, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company, nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

Signature

Chief Financial Officer
Title

> A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 24th (Date) day of February (Month) 20 15 (Year) by Bradley Hersh, proved to me on the basis of satisfactory evidence to be the person who appeared before me.

Signature ________________
Signature of Notary Public

KATHLENE DIETZ
Commission # 1929810
Notary Public - California
Los Angeles County
My Comm. Expires Apr 18, 2015

This report** contains (check all applicable boxes):

- (x) (a) Facing page.
- (x) (b) Statement of Financial Condition.
- (x) (c) Statement of Income (Loss).
- (x) (d) Statement of Changes in Financial Condition.
- (x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (x) (g) Computation of Net Capital.
- ( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (x) (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (x) (l) An Oath or Affirmation.
- (x) (m) A copy of the SIPC Supplemental Report.
- ( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

February 26, 2015

Securities and Exchange Commission
450 5th Street, NW
Washington, DC 20549

RE: Year-End Financial Statements

Enclosed please find two copies of the Annual Audited Financial Statements for Payden & Rygel Distributors for fiscal year ending December 31, 2014, including a letter of opinion from our accountants, Ernst & Young LLP.

Please do not hesitate to contact our office if there are any questions or if any additional information is needed.

Sincerely,

Bradley Hersh
Chief Financial Officer

Enclosure

Financial Statements and Supplemental Information

Payden & Rygel Distributors
(a wholly owned subsidiary of Payden & Rygel)
Year Ended December 31, 2014
With Report and Supplementary Report of Independent Registered Public Accounting Firm

Payden & Rygel Distributors
(a wholly owned subsidiary of Payden & Rygel)

Financial Statements
and Supplemental Information

Year Ended December 31, 2014

Contents

EY
Building a better working world

Ernst & Young LLP
Suite 500
725 South Figueroa Street
Los Angeles, CA 90017-5418

Tel: +1 213 977 3200
Fax: +1 213 977 3729
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors of
Payden & Rygel Distributors

We have audited the accompanying statement of financial condition of Payden & Rygel Distributors (the Company) as of December 31, 2014, and the related statements of operations, changes in shareholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Payden & Rygel Distributors at December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The accompanying information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

February 24, 2015

Payden & Rygel Distributors
(a wholly owned subsidiary of Payden & Rygel)

Statement of Financial Condition

December 31, 2014

Assets		
Cash	$	65,000
Distribution fee receivable		113,647
Due from Parent		45,248
Prepaid expenses		34,631
Total assets	$	258,526
Liabilities and shareholder's equity		
Shareholder's equity:		
Common stock, $10 par value:		
1,000,000 authorized, 250 issued and outstanding	$	2,500
Additional paid-in capital		322,699
Accumulated deficit		(66,673)
Total shareholder's equity		258,526
Total liabilities and shareholder's equity	$	258,526

See accompanying notes.

Payden & Rygel Distributors
(a wholly owned subsidiary of Payden & Rygel)

Statement of Operations

Year Ended December 31, 2014

Distribution fee revenue	$	–
Service fee income from Parent		85,577
General and administrative expenses		(85,577)
Income before income tax		–
Income tax		–
Net income	$	–

See accompanying notes.

Payden & Rygel Distributors
(a wholly owned subsidiary of Payden & Rygel)

Statement of Changes in Shareholder's Equity

Year Ended December 31, 2014

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at December 31, 2013	$ 2,500	$ 322,699	$ (66,673)	$ 258,526
Net income			–	–
Balance at December 31, 2014	**$ 2,500**	**$ 322,699**	**$ (66,673)**	**$ 258,526**

See accompanying notes.

Payden & Rygel Distributors
(a wholly owned subsidiary of Payden & Rygel)

Statement of Cash Flows

Year Ended December 31, 2014

Operating activities		
Net income	$	–
Adjustments to reconcile net income to net cash used in operating activities:		
Increase in distribution fees receivable		(5,531)
Decrease in due from Parent		1,619
Decrease in prepaid expenses		3,912
Net cash used in operating activities		–
Cash at beginning of year		65,000
Cash at end of year	$	65,000

See accompanying notes.

Payden & Rygel Distributors
(a wholly owned subsidiary of Payden & Rygel)

Notes to Financial Statements

December 31, 2014

1. Organization

Payden & Rygel Distributors, a California corporation (the Company), was incorporated on February 13, 1992, and is a wholly owned subsidiary of Payden & Rygel (the Parent). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is also a member of the Financial Industry Regulatory Authority. The Company serves as distributor of shares of the Payden & Rygel Investment Group, a series of mutual funds (collectively, the Funds). The Company assists the Funds in marketing and advertising the availability of Fund shares and enters into agreements with third-party broker-dealers to assist in the distribution of Fund shares. Purchases of Fund shares are made through these third-party broker-dealers or directly from the Funds themselves. Proceeds from the sale of the Funds' shares are deposited directly with the Funds' transfer agent and are not maintained in any customer account with the Company.

As the Company does not carry customer accounts nor perform custodial functions related to customer securities, it is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission.

2. Summary of Significant Accounting Policies

The Company's financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP), which requires management to make judgments and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates. The following is a summary of significant accounting and reporting policies:

Revenue Recognition

As the distributor of shares of the Funds, the Company receives distribution fees from certain Funds which are recorded when earned. Distribution fees are based on a percentage of average net assets in these Funds.

The Company also earns fee revenue under an agreement with the Parent. See Note 5.

General and Administrative Expenses

General and administrative expenses consist of registration, marketing, and professional fees, and are expensed as incurred.

3. Net Capital Requirements

Pursuant to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1, the Company is required to maintain a minimum net capital, as defined. In addition, the ratio of aggregate indebtedness to net capital, both as defined, cannot exceed 15 to 1. At December 31, 2013, the Company had net capital, as defined, of $65,000, which was $60,000 in excess of its net required capital of $5,000. The ratio of aggregate indebtedness to net capital was 0 to 1 at December 31, 2014.

4. Income Taxes

The Company files its tax return on a consolidated basis with the Parent and has a tax-sharing agreement to compute income tax expense/benefit on a pro-rata basis. Tax years 2011 through 2014 are subject to examination by the federal taxing authority. There are no income tax examinations currently in progress.

Income taxes are provided for current taxes payable or refundable and temporary differences arising from future tax consequences of events that have been recognized in the Company's financial statements or income tax returns. The effect of income taxes is measured based on enacted tax laws and rates.

No income tax is recorded for the year ended December 31, 2014. As of December 31, 2014, the Company has a net deferred tax asset of $0. The net deferred tax asset is comprised of a gross deferred tax liability in the amount of $68,134 related to the distribution fee receivable, due from Parent and prepaid expenses, and a gross deferred tax asset in the amount of $68,134 relating to a net operating loss carryforward. The net operating loss carryforward relates to operating losses generated at the Company, and used by the Parent to offset its income in the consolidation return, for which the Company has not received benefit.

5. Related Parties

The Company has an agreement with its Parent whereby the Parent may pay the Company a fee in connection with the expenses incurred by the Company. The amount and timing of payment are at the discretion of the Parent, but shall not exceed the total expenses incurred by the Company, and the timing of payment shall be such that the Company always maintains capital in excess of all regulatory requirements. Amounts due from the Parent are noninterest bearing. The Company recognized $85,577 as service fee income from the Parent in the current year statement of operations. The Parent has agreed to pay, and not seek reimbursement, for certain personnel-related expenses and other operating expenses related to the Company.

Notes to Financial Statements (continued)

In addition, the agreement allows the Company to transfer all or a portion of the distribution fee the Company receives from certain Funds to the Parent. The Company transferred $422,708 of distribution fee income to the Parent during the year ended December 31, 2014.

As of December 31, 2014, the Company has a receivable of $45,248 due from the Parent.

6. Indemnifications

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these agreements is not estimable. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of a material loss to be remote.

7. Subsequent Events

The Company has evaluated subsequent events through the issuance date of the financial statements, and determined no other events have occurred that require disclosure.

Supplemental Information

Payden & Rygel Distributors
(a wholly owned subsidiary of Payden & Rygel)

Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2014

Computation of net capital		
Total shareholder's equity from statement of financial condition		$ 258,526
Deductions:		
Nonallowable assets:		
Distribution fee receivable	$ 113,647	
Due from Parent	45,248	
Prepaid expenses	34,631	
Other deductions	–	
Total nonallowable assets		193,526
Net capital		$ 65,000
Computation of basic net capital requirement		
Minimum net capital required (6-2/3% of aggregate indebtedness)		$ –
Minimum dollar net capital requirement		$ 5,000
Net capital requirement		$ 5,000
Excess net capital		$ 60,000
Computation of aggregate indebtedness		
Total aggregate indebtedness included in statement of financial condition		$ –
Ratio of aggregate indebtedness to net capital		0%

There were no material differences between the above computation and the corresponding schedule included in the Company's unaudited Part II of Form X-17A-5 as of December 31, 2014.

Payden & Rygel Distributors
(a wholly owned subsidiary of Payden & Rygel)

Statements Regarding Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2014

1. Computation of Reserve Requirements Pursuant to Rule 15c3-3:

   The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(1).

2. Information Relating to Possession or Control Requirements Under Rule 15c3-3:

   The Company is exempt from Rule 15c3-3 as it relates to Possession and Control Requirements under the (k)(1) exemptive provision.

See accompanying report of independent registered public accounting firm.

EXEMPTION REPORT

Payden & Rygel Distributors
(a wholly owned subsidiary of Payden & Rygel)
Year Ended December 31, 2014

Payden & Rygel Distributors
(a wholly owned subsidiary of Payden & Rygel)

Exemption Report

Year Ended December 31, 2014

Contents

EY
Building a better working world

Ernst & Young LLP
Suite 500
725 South Figueroa Street
Los Angeles, CA 90017-5418

Tel: +1 213 977 3200
Fax: +1 213 977 3729
ey.com

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Payden & Rygel Distributors' Exemption Report, in which (1) Payden & Rygel Distributors (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(1) (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the most recent fiscal year ended December 31, 2014 without exception. Management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 24, 2015

Payden & Rygel Distributor's Exemption Report

Payden & Rygel Distributor (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(1)

(2) The Company had no obligations under 17 C.F.R. § 240.15c3-3 throughout the most recent fiscal year without exception.

PAYDEN & RYGEL DISTRIBUTORS

I, Bradley Hersh, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: Chief Financial Officer

Date of Report February 2, 2015